EXHIBIT 28

COMPUTER SCIENCES CORPORATION
REVENUES BY MARKET SECTOR
(In millions)
	Third Quarter Ended		% of Total
	Dec. 28, 2001	Dec. 29, 2000	Fiscal 2002	Fiscal 2001

Global commercial:
U.S. commercial	$1,095.0	$ 999.6	38%	38%
Europe	764.3	703.4	26	26
Other International	304.1	314.2	11	12
Total	2,163.4	2,017.2	75	76

U.S. federal government:
Department of Defense	461.5	399.4	16	15
Civil agencies	276.0	248.1	9	9
Total	737.5	647.5	25	24
Total Revenues	$2,900.9 ========	$2,664.7 ========	100% ======	100% ======

	Nine Months Ended		% of Total
	Dec. 28, 2001	Dec. 29, 2000	Fiscal 2002	Fiscal 2001

Global commercial:
U.S. commercial	$3,193.8	$2,980.4	38%	39%
Europe	2,172.9	1,858.7	26	24
Other International	941.8	871.6	11	12
Total	6,308.5	5,710.7	75	75

U.S. federal government:
Department of Defense	1,269.7	1,178.0	15	15
Civil agencies	801.6	738.2	10	10
Total	2,071.3	1,916.2	25	25
Total Revenues	$8,379.8 ========	$7,626.9 ========	100% ======	100% ======